gary b. wolff, p.c.	805 Third Avenue
Counselor At Law	Twenty First Floor
New York, New York 10022
Telephone: 212-644-6446
Facsimile: 212-644-6498
E-Mail: wolffpc@attglobal.net

April 3, 2006

Mail Stop 3720

Larry Spirgel, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pinewood Imports, Ltd.
       Registration Statement Form SB-2/Amendment 1
       File No.: 333-132056

Dear Mr. Spirgel:

    Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes are either made in response to staff comments on the initial filing or represent an updating of material previously filed to reflect any developments in Pinewood Imports Ltd.’s business. The paragraph numbers below correspond to the numbered comments in your March 22, 2006 letter of comment.

Prospectus Summary

1.     We have revised our disclosure in the Prospectus Summary to give effect to your comments.

2.     We have modified, defined or eliminated the technical phrases.

Risk Factors

3.     The major environmental problems in Brazil affecting trees are in the northern part of the country. We have added disclosure to the third paragraph “of Business - Import Process” that says that “the area in Brazil that grows the pines that are used for the wood products that we import is comprised of large plantations that receive government incentives to grow new trees to replace trees that are cut. This reforestation program appears to be working effectively.” As such, a risk factor does not appear to be needed.

Pinewood has too limited of an operating history

4.     We have modified our disclosure as requested.

Pinewood has limited financial resources

5.     We have modified our disclosure as requested.

The industry in which we compete is highly cyclical

6.     We have modified our disclosure as requested.

All of our purchases have been made from an unaffiliated supplier in Brazil

7.     We have modified our disclosure as requested.

A substantial portion of our revenue is derived from a very limited number of customers

8.     We are providing you with the names of our principal customers supplementally in this Response Letter. We have not made this disclosure in the Prospectus, because the information could hurt us with respect to actions taken by competitors, and we are not aware of any requirement that mandates the disclosure of unaffiliated customers. We do disclose that none of these customers are affiliated with us. The principal customers are MFP of Oregon (44%), Maher Forest Products (31%), Lyndon Doors (14%) and Summit Forest Products (10%). None of these customers are related to or affiliated with us in any way. To our knowledge, none are related to each other.

Our articles of incorporation provide for indemnification of officers and directors at our expense

9.     We have modified our disclosure to indicate that the indemnification described refers to liabilities arising under federal securities laws.

Any market that develops in shares of our common stock will be subject to the penny stock restrictions

10.     We have modified our disclosure by dividing it into two separate risk factors (#s 14 and 15).

11.     We have moved the discussion about not being eligible for safe harbor protection for forward-looking statements to Shareholder matters in the Description of Capital Stock section of the prospectus.

We may be exposed to potential risks resulting from

12.      Our independent auditors have not identified any such material weaknesses. However, limited staff size can create internal control issues for us and every other small company.

Because we are not subject to compliance with rules

13.     We have added disclosure about the ability of our directors to determine their own levels of compensation. We have also added disclosure to Committees of the Board of Directors in DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS concerning our intentions to establish an audit committee.

The costs to meet our reporting and other requirements as a public company

14.     We have made the disclosure requested.

Use of Proceeds

15.     We have already indicated that we will receive no proceeds from this offering. We indicate that we used the $700 received from the sale of 700,000 shares in December 2005 for general corporate purposes.

Determination of Offering Price

16.     We have added disclosure. However, the offering price bears no relation to our overall level of funding. We do not have the current resources or contacts to raise significant amounts of capital. The offering served to get business contacts, friends and relatives involved in our business which we believe may benefit us in the future. This matter is described in the last paragraph under Liquidity.

Management’s Discussion and Analysis or Plan of Operation

17.     We have expanded our disclosure as requested. There is disclosure that our president will lend us the funds, if necessary, to pay the offering costs (see also Exhibit 10.2) and will receive reduced levels of income if cash is needed to meet ongoing costs of being public.

18.     We have modified our disclosure to indicate that we believe that reasonable potential exists to increase our levels of sales to these customers, although there is no way of predicting the amount or likelihood of potential sales increases.

19.     The last paragraph of Liquidity states that there was a private placement that raised a de minimis level of funds. The private placement was intended to get relatives and/ our business associates of management involved in our business. Although these stockholders have no obligation to provide any services to us, management hopes that these new stockholders and their families may provide us with valuable services such as recommending our services and providing us with business advice in any areas of expertise or knowledge that they may have that can be of value and assistance to us. There is no reference or implication to seeking or undertaking fund raising activities.

20.     We have clarified our description as requested.

Recent Accounting Pronouncements

21.     We have removed the paragraph questioned in your comment letter.

Critical Accounting Policies

22.     There is a typing error in your comment. We have modified disclosures relating to revenue recognition and income taxes.

Business

23.     We have edited the Business section extensively.

24.     We have made it clear that a vertically integrated company in this industry grows, cuts and mills the wood. We have also made it clear that we serve both as a commission agent for and a customer of Reflorestadores Unidos, S.A.

Possible Potential Conflicts

25.     We have disclosed in several places that Mr. Barton devotes full time to us. Ms. Barton provides us with the time necessary which is typically one to two days per week.

26.     We have disclosed that as long as we have an even number of directors, tie votes on issues are resolved in favor of the chairman’s vote.

Summary Compensation

27.     We have reclassified the payments to Mr. Barton as salary.

Principal Shareholders

28.     We have changed the end notes to footnotes.

Auditors’ Report

29.     The auditors’ report now correctly indicates the name and location of the Company.

Financial Statements

30.     The financial statements have been updated although the audited statements as of November 30, 2005 are not yet stale.

Note 2 - Summary of Significant Accounting Policies

31.     We have edited the note to include shipping terms.

Note 4 - Related Party Transactions

32.     We corrected the disclosure throughout the document to indicate that the sale to an officer covered 50,000 for $50.

33.     The loan from our President to us is essentially the same as a loan from a parent company to a subsidiary. An amount of cash was loaned to us, and we are obligated to repay the exact same amount at an unspecified date in the future. No other rights are involved. If interest were to be imputed, the amount would not be material in 2005. There is also no objective period to amortize the discount.

Subsequent Events

34.     We have corrected and conformed the disclosure throughout the document.

Item 28. Undertakings

35.     Undertakings have been revised.

Exhibit 5.1

36.     Counsel’s opinion has been revised.

Exhibit 23.1

37.     Exhibit 23.1a now correctly refers to Pinewood Imports, Ltd.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff
/hk
Enclosure

cc: Pinewood Imports, Ltd.
      Most & Company, LLC